05035887

ITED STATES
)EXCHANGE COMMISSION
ıgton, D.C. 20549

VF 3-3-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65870

FEB 24 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8816 Six Forks Road, Suite 301
(No. and Street)

Raleigh (City) NC (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Strother 919-870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Strother, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

My Commission Expires 7-21-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC, a wholly-owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2004 and 2003, and the related statements of income and members' capital and cash flows for the year ended December 31, 2004 and the period from April 16, 2003 (date of inception) to December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from April 16, 2003 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 10, 2005

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2004 and 2003

Assets

		2004	2003
Current assets:			
Cash and cash equivalents	$	294,961	1,090,178
Accounts receivable - trade		405,684	274,996
Other receivables		9,030	-
Prepaid expenses		80,707	110,097
Total current assets		790,382	1,475,271
Property and equipment, at cost:			
Office furniture and equipment		254,234	32,022
Software		122,079	-
		376,313	32,022
Less accumulated depreciation and amortization		(61,901)	(16,771)
Property and equipment, net		314,412	15,251
	$	1,104,794	1,490,522

Liabilities and Member's Capital

		2004	2003
Current liabilities:			
Accounts payable		130,635	214,878
Other payables		1,140	1,473
Commissions payable		250,147	122,090
Accrued expenses		4,794	4,169
Total current liabilities		386,716	342,610
Member's capital		718,078	1,147,912
	$	1,104,794	1,490,522

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Year ended December 31, 2004 and
period from April 16, 2003 (date of inception) to December 31, 2003

	2004	2003
Revenues	$ 10,597,663	2,178,481
Operating expenses:		
Salaries and management fees	3,794,450	706,478
Payroll taxes and benefits	575,104	102,158
Commissions	1,719,964	235,416
Registration and fees	42,547	52,079
Publications and dues	26,193	2,461
Legal and professional	291,185	103,318
Office	189,064	44,873
Travel and entertainment	327,646	64,689
Insurance	123,318	26,959
Promotion	140,390	8,296
Depreciation and amortization	45,130	16,771
Retirement	112,790	13,321
Technology	248,672	16,437
Rent	425,464	73,565
Client relations	29,582	-
Taxes and licenses	8,188	100
Miscellaneous	89,475	46,327
	8,189,162	1,513,248
Operating income	2,408,501	665,233
Other income-interest	1,665	105
Net income	2,410,166	665,338
Member's capital, beginning of period	1,147,912	-
Capital contibuted	-	482,574
Distributions	(2,840,000)	-
Member's capital, end of period	$ 718,078	1,147,912

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Year ended December 31, 2004 and
period from April 16, 2003 (date of inception) to December 31, 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 2,410,166	665,338
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	45,130	16,771
Changes in operating assets and liabilities:		
Accounts receivable - trade	(130,688)	(274,996)
Other receivables	(9,030)	-
Prepaid expenses	29,390	(110,097)
Accounts payable	(84,243)	214,878
Other payables	(333)	1,473
Commissions payable	128,057	122,090
Accrued expenses	625	4,169
Net cash provided by operating activities	2,389,074	639,626
Cash flows from investing activities- purchases of property and equipment	(344,291)	(32,022)
Cash flows from financing activities:		
Capital contributed	-	482,574
Distributions	(2,840,000)	-
Cash (used in) provided by financing activities	(2,840,000)	482,574
Net (decrease) increase in cash and cash equivalents	(795,217)	1,090,178
Cash and cash equivalents, beginning of year	1,090,178	-
Cash and cash equivalents, end of year	$ 294,961	1,090,178

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. The Company operates in North Carolina and is licensed to operate in approximately twenty-nine other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2004 or 2003.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the members; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the financial statements for 2003 have been reclassified to conform to the presentation for 2004. These reclassifications have no impact on net income or member's capital.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $76,555 which was $26,555 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 5.05 to 1.

(3) Related Parties

The Company is a wholly-owned subsidiary of CapFinancial Group, Inc. ("Group"). As of December 31, 2004, the Company has a receivable of approximately $9,000 representing expenses paid by Group on behalf of the Company. The Company also leases office space from Group (see note 5).

(4) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2004 and 2003 were $112,790 and $13,321, respectively.

(5) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by CapFinancial Group, Inc. The Company has entered into a sub-lease through 2010 with CapFinancial Group, Inc. requiring payments as reflected below.

Year ending December 31,	
2005	$ 319,000
2006	328,750
2007	338,650
2008	348,800
2009	360,000
2010	370,000
	$ 2,065,200

The Company also leases office equipment from CapFinancial Group, Inc. for $2,500 per month on a month-to-month basis.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2004 and
period from April 16, 2003 (date of inception) to December 31, 2003

		Total
Balance, April 16, 2003 (inception)	$	-
Capital contibuted during the period		482,574
Net income for the period ended December 31, 2003		665,338
Balance, December 31, 2003		1,147,912
Net income for 2004		2,410,166
Dividends paid		(2,840,000)
Balance, December 31, 2004	$	718,078

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004 and 2003

	2004	2003
Total assets	$ 1,104,794	1,490,522
Deduct: Aggregate indebtedness	(386,716)	(342,610)
Net worth	718,078	1,147,912
Deduct: Fidelity bond deduction	-	(4,000)
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(641,523)	(215,775)
Deduct: Concessions	-	-
Deduct: Securities haircuts	-	(5,002)
Net capital	$ 76,555	923,135
Net capital requirements:		
Broker-dealer minimum	50,000	50,000
Net capital in excess of requirements	26,555	873,135
Net capital as computed above	$ 76,555	923,135
Net capital per December 31 Focus report (unaudited)	$ 76,555	923,135
Adjustments	-	-
Adjusted net capital, December 31	$ 76,555	923,135

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2004 and 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report dated February 10, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 10, 2005